UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  April 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
Ö  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On April 6, 2010, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market indicating that the Company’s stockholders’ equity as reported on the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 no longer meets the minimum amount of $10,000,000 required for continued inclusion on The NASDAQ Global Market pursuant to NASDAQ Listing Rule 5450(b)(1)(A).

The Company is provided with 45 calendar days to submit a specific plan to NASDAQ to attempt to achieve and regain compliance with the minimum stockholders’ equity requirement. The Company plans to submit such a plan to NASDAQ.  There is no assurance that NASDAQ will accept the Company's plan to satisfy the stockholders' equity requirement.  If the plan is accepted, NASDAQ may provide the Company up to 180 calendar days from the date of the notification for the Company to regain compliance.

If, after the completion of its review, NASDAQ determines that the Company has not presented a plan that adequately addresses the stockholders' equity issue, NASDAQ will provide written notice that the Company's securities will be subject to delisting from The NASDAQ Global Market. In that event, the Company may either apply for listing on The NASDAQ Capital Market, provided it meets the listing requirements for that market, or appeal the decision to a NASDAQ Listing Qualifications Panel. The Company currently meets the listing requirements for The NASDAQ Capital Market. In the event of an appeal, the Company's securities would remain listed on The NASDAQ Global Market pending a decision by the Panel following the hearing.

Although the Company plans to submit a compliance plan with NASDAQ and, if accepted, will seek to demonstrate compliance within the required time period, there is no assurance that NASDAQ will accept the Company’s compliance plan, nor that the Company could achieve compliance with its proposed plan in the required time.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 7, 2010	By:	/s/ Limor Zur-Stoller

Limor Zur-Stoller VP Finance